UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axs-One Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83545M109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,717,993

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,717,993

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,993

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,993

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,772,893

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,732,993

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,993

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the prior Schedule 13D filed on July 7, 2006 by BlueLine Capital Partners, L.P, a Delaware limited partnership (“BCP I”) and BlueLine Partners, L.L.C., a Delaware limited liability company (“BlueLine Partners”). This Amendment relates to the common stock (the “Common Stock”) of Axs-One Inc. (the “Company”) with its principal executive offices located at Meadows Office Complex 301 Route 17 North Rutherford, NJ 07070. Items designated as “no change” indicate that the information previously included in prior Schedule 13D remains current as of the date of this Amendment.

Item 2. Identity and Background

(a)–(b)

This statement is filed on behalf of BCP I, BlueLine Capital Partners II, LP, a Delaware limited partnership (“BCP II”) and BlueLine Partners (collectively, “BlueLine” or the “Reporting Entities”). BlueLine Partners is the sole general partner of BCP I and BCP II and has an interest in the profits of BCP I and BCP II. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners. Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)

BCP I and BCP II are both private investment limited partnerships. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP I and BCP II, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BCP I and BCP II are Delaware limited partnerships. BlueLine Partners is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,732,993 shares of the Common Stock (the “Shares”).

Item 4. Purpose of the Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 1,732,993 shares of Common Stock. These shares represent approximately 4.9% of the shares of Common Stock outstanding based on 34,963,127 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 9, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment, the Reporting Entities beneficially own 1,732,993 shares of Common Stock with which each of BCP I and BCP II has shared voting power and shared dispositive power with BlueLine Partners.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)

The Reporting Entities ceased to be the beneficial owners of more than 5% of the Common Stock on November 14, 2006. Accordingly, the Reporting Entities will no longer be required to file a Schedule 13D as long as their ownership does not exceed 5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated November 22, 2006, signed by each of the Reporting Entities in order to confirm that this Amendment is being filed on behalf of each of the Reporting Entities.
2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: November 22, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days

	BCP I		BCP II
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
9/26/2006	-25,000	$1.12
9/27/2006	-30,000	$1.22
10/2/2006	-7,700	$1.30
10/4/2006	-100	$1.30
10/17/2006			1,000	$1.00
10/23/2006			3,000	$0.85
11/1/2006	-6,000	$0.90
11/2/2006	-3,500	$0.90
11/7/2006	-10,500	$0.90
11/8/2006	-4,000	$0.89
11/14/2006	-5,000	$0.85
11/15/2006	-18,500	$0.85
11/16/2006	-10,000	$0.87